EMAIL:  TKNOX@OLSHANLAW.COM

DIRECT DIAL:  212.451.2287

November 30, 2018

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4631
100 F Street, N.E.
Washington, D.C. 20549
Attn.:	Jay Ingram, Esq.
Legal Branch Chief
Office of Manufacturing and Construction

	Re:	Legacy Housing Corporation
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-228288

Ladies and Gentlemen:

On behalf of Legacy Housing Corporation, a Delaware corporation (the “Company”), we are hereby filing in electronic format through EDGAR with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, one complete copy of Amendment No. 1 (the “Amendment”) to the above-captioned Registration Statement on Form S-1 (the “Registration Statement”), for the registration of shares of the Company’s common stock, including one complete copy of the exhibits listed as having been filed.

The Registration Statement responds to the comments received from the staff of the SEC in its comment letter dated November 20, 2018, with respect to the Registration Statement filed by the Company on November 9, 2018, as discussed below.

A courtesy copy of this letter and the Amendment (as marked to reflect changes), together with all exhibits, are being provided directly to the staff for its convenience (attention: Edward M. Kelly, Esq., Senior Counsel) in the review of the foregoing documents.

To facilitate the staff’s review, the SEC’s comments are reproduced before each of the Company’s responses thereto. All page numbers referred to in the responses to the staff’s comments correspond to the page numbers of the Amendment.

November 30, 2018

Comparison of Cash Flow Activities from September 30, 2018 to September 30, 2017, page 48

1.                                      Please revise your filing to provide a more robust discussion of the underlying reasons for changes in your working capital accounts.

Response 1:  As requested by the staff, the Company has included additional disclosure with respect to the underlying reasons for the changes in the Company’s working capital accounts, including additional working capital expenditures by the company for the period ended September 30, 2018, as compared to the same period in 2017, primarily attributed to the increased volume of loan origination associated with home sales, principal pay down on loan receivables, and timing of cash disbursements associated with inventory purchases and other assets and liabilities pertaining to operations. See page   .

Table of Contractual Obligations, page 50

2.                                      Given the changes that have occurred in your obligations since the year ended December 31, 2017, such as amended due dates, please revise your table to depict the obligations at the end of the most recent interim period reported.

Response 2:  In response to the staff’s comment, the Company has updated the Table of Contractual Obligations to reflect its contractual obligations as of September 30, 2018, the end of its most recently reported interim period. See page   .

Choice of Forum, page 91

3.                                      We note that Article VIII of your amended and restated certificate of incorporation filed as Exhibit 3.1 to the registration statement identifies the Court of Chancery of Delaware as the sole and exclusive forum for certain litigation, including “any derivative action or proceeding.” Please disclose whether this sole and exclusive forum provision applies to actions arising under the Securities Act or the Exchange Act. Note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or its rules and regulations. If this sole and exclusive provision does not apply to actions arising under the Securities Act or the Exchange Act, please ensure that your amended and restated certificate of incorporation states this clearly. Additionally, revise the disclosure in the registration statement to reflect any revision of this sole and exclusive forum provision in your amended and restated certificate of incorporation, and, if applicable, refile your amended and restated certificate of incorporation to reflect any revision of this sole and exclusive forum provision.

Response 3:  The exclusive forum provision of the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) would not apply, nor would any other provision thereof, if it conflicted with any federal law requiring exclusive federal jurisdiction, including such provisions under the Securities Act or the Exchange Act. As requested by the staff, the Company has revised the Charter and the corresponding disclosure in the Amendment to clarify this point. See page    of the Amendment and page    of Exhibit 3.1, which has been re-filed.

November 30, 2018

Note 2. Summary of Significant Accounting Policies, page F-7

4.                                      We note your disclosure on page 8 indicates that you have recently begun a program under which manufactured housing communities can lease manufactured homes from you. Please revise your filing to disclose your accounting policy for these transactions.

Response 4:  It is noted that Neal J. Suit, General Counsel of the Company, discussed this comment with Melinda J. Hooker, Staff Accountant, by phone in the afternoon of November 20, 2018. In response to this discussion, the Company further clarifies here that the recent manufactured housing communities lease program was implemented subsequent to September 30, 2018, and thus was not in effect for the most recently reported interim period. Additionally, the Company has revised the applicable disclosure in the Amendment to reflect that this program was implemented as a pilot program to determine the feasibility of the leasing program as an option for our manufactured housing community customers, and thus this leasing program is currently not material to our financials or overall operation.

Additionally, the Company notes that in the event the Company adopts the lease program as a permanent revenue stream that is significant, the Company acknowledges that it would be required to implement and disclose an accounting policy for such transactions.

Exhibit 23.4

5.                                      We are unable to locate this exhibit on the EDGAR system. Please revise.

Response 5:  Exhibit 23.4 is being filed with the Amendment herewith.

*       *       *

As we have previously advised the staff, the Company and the underwriters have a strong interest in completing this initial public offering during the first half of December, and respectfully request the SEC staff to convey any additional comments they may have on the Amendment by November 30, 2018.

The Company expects that final pricing information will be provided in a Rule 424(b) prospectus in reliance on Rule 430A. Requests for acceleration of the effectiveness of the Registration Statement will be submitted by the Company and the underwriters as soon as practicable following the Company’s road show and clearance of any outstanding comments by the staff. The request of the underwriters will include the representation from them with respect to compliance with Rule 15c2-8. A copy of the letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be forwarded to you immediately upon receipt. We believe that all other supplemental information requested by the staff has been provided.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Amendment or the Registration Statement, please do not hesitate to contact Neal J. Suit, General Counsel of the Company (tel.: (817) 799-4906), or me (tel.: (212) 451-2234).

November 30, 2018

Very truly yours,

/s/ Spencer G. Feldman
Spencer G. Feldman

cc:	Edward M. Kelly, Esq.
Mr. Curtis D. Hodgson
Mr. Jeffrey V. Burt
Neal Suit, Esq.
Kenneth L. Betts, Esq.